                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16A, 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of November, 1998


 ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA  T6G 1K8
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F
          -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X
     -----            -----

     Altarex Corp. (the "Company") is hereby filing its 1998 Third Quarter Report, which it distributed to its security holders. A copy of its 1998 Third Quarter Report is attached hereto as Exhibit 99.1.

Exhibits

99.1     1998 Third Quarter Report

                                INDEX TO EXHIBITS


      EXHIBIT NO.                                           DESCRIPTION

        99.1                                          1998 Third Quarter Report

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ALTAREX CORP.

                                 By: /s/ Richard E. Bagley
                                        --------------------------------------
                                 Name:   Richard E. Bagley

                                 Title:  President and Chief Executive Officer

                                 Date:   November 17, 1998